EXHIBIT 12
            HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES
          COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                        (Thousands of Dollars)


                                         Three          Twelve
                                     Months Ended     Months Ended
                                    March 31, 1994   March 31, 1994

Fixed Charges as Defined:

  (1) Interest on Long-Term Debt  .   $   87,013      $  370,025
  (2) Other Interest  . . . . . . .        5,726          14,302
  (3) Preferred Dividends Factor
         of Subsidiary  . . . . . .       13,071          52,752
  (4) Interest Component of Rentals
         Charged to Operating Expense      1,074           4,383

  (5) Total Fixed Charges   . . . .   $  106,884      $  441,462

Earnings as Defined:

  (6) Income Before Cumulative Effect
         of Change in Accounting for
         Postemployment Benefits  .   $   38,375      $  427,388
  (7) Income Taxes  . . . . . . . .       22,289         243,945
  (8) Fixed Charges (line 5)  . . .      106,884         441,462

  (9) Earnings Before Income Taxes
         and Fixed Charges  . . . .   $  167,548      $1,112,795

Preferred Dividends Factor of
      Subsidiary:

 (10) Preferred Stock Dividends of
         Subsidiary . . . . . . . .   $    8,273      $   33,600

 (11) Ratio of Pre-Tax Income to
         Net Income (line 6 plus
         line 7 divided by line 6)          1.58            1.57

 (12) Preferred Dividends Factor of
         Subsidiary (line 10 times
         line 11) . . . . . . . . .   $   13,071      $   52,752

Ratio of Earnings to Fixed Charges
  (line 9 divided by line 5)  . . .        1.57            2.52